December 23, 2024

Dirk Thye, M.D.
Chief Executive Officer and Chief Medical Officer
Quince Therapeutics, Inc.
611 Gateway Boulevard, Suite 273
South San Francisco, CA 94080

       Re: Quince Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 18, 2024
           File No. 333-283897
Dear Dirk Thye M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gordon K. Ho, Esq.